Mail Stop 4561

March 2, 2009

Mr. John W. Sammon, Jr.
Chairman of Board and President
PAR Technology Corporation
8383 Seneca Turnpike
New Hartford, NY 13413-4991

> **Re: PAR Technology Corporation**
> **Form 10-K For Fiscal Year Ended December 31, 2007**
> **Filed March 17, 2008**
> **Form 10-Q For Fiscal Quarter Ended September 30, 2008**
> **Filed November 10, 2008**
> **File No. 001-0720**

Dear Mr. Sammon:

We have completed our review of the above referenced filings and have no further comments at this time on the specific issues raised.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief